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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F    X        Form 40-F
                                ---                   ---
       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                       Yes                   No        X
                                ---                   ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                       Yes                   No        X
                                ---                   ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                       Yes                   No        X
                                ---                   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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        Endesa, Union Fenosa and Telecom Italia Sell Netco Redes to Auna
                              for EUR 100 Million


    NEW YORK--(BUSINESS WIRE)--March 4, 2004--Endesa (NYSE: ELE)

    -- Auna will assume Netco Redes's financial debt, amounting to EUR 47 million.

    -- The transaction will be submitted to the competition authorities.

    Today, Endesa (NYSE: ELE), Union Fenosa and Telecom Italia have agreed with Auna the sale of 100% of Netco Redes for a total of EUR 100 million. Moreover, Auna will assume Netco Redes's financial debt amounting to EUR 47 million. The transaction is subject to the authorization of the competition authorities.
    Netco Redes, established in 1997 and participated by Endesa (50.55%), Union Fenosa (19.45%) and Telecom Italia (30%), has the right of use over 11,000 km of fibre optic cable installed over the electricity lines and the rights of way over 18,000 kilometres of electricity lines. Netco Redes had revenues of EUR 23 million in 2003.


    CONTACT: Endesa
             North America Investor Relations Office:
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: March 4 , 2004         By: /s/ David Raya
                                 -----------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations